FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of April 2004

Commission File No. 000-19865


                              CEDARA SOFTWARE CORP.
                               (Registrant's name)

                                6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F         X         Form 40-F

                            ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                              No          X
                      ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents included as Part of this Report

No.            Document

1. Press Release dated April 28, 2004 concerning Third Quarter Results and Appointment of New CFO

                                                                 Document No. 1

                               [GRAPHIC OMITTED]
                                   CEDARA (R)


NEWS RELEASE



Attention: Business/Financial Editors:


                            Cedara Software Announces

                  Record Earnings for Third Quarter and Appointment of New CFO



                                 April 28, 2004

TORONTO, CANADA - CEDARA SOFTWARE CORP. (TSX:CDE/OTCBB:CDSWF), a leading independent provider of medical technologies for many of the world's foremost medical device and healthcare information technology companies, today announced financial results for the 2004 fiscal year third quarter ended March 31, 2004 and the appointment of a new Chief Financial Officer.


Third Quarter Results


Cedara's revenues from continuing operations for the quarter were $13.5 million, up 50% from the $9.0 million in the same quarter of the previous year. Net income for the quarter was $5.1 million, compared to a net loss of $1.6 million in the previous year. Diluted earnings per share were $0.18 compared to a diluted loss per share of $0.07 in the previous year. Cedara recently announced three major agreements with OEM partners, one of which was recognized in revenue for this quarter. A substantial amount of revenue from the other two agreements is likely to be recognized in the fourth quarter.


For the nine months ended March 31, 2004, revenues were $35.7 million, up 52% from the $23.6 million in the previous year. Net income for the nine months was $10.7 million, compared to a net loss of $9.6 million in the previous year. Diluted earnings per share were $0.38 compared to a diluted loss per share of $0.40 in the previous year.


During the third quarter ended March 31, 2004, Cedara's software license revenues rose to $9.7 million, an increase of $5.5 million over the previous year. This had a positive impact on overall gross margin, which rose to $10.7 million (80% of revenue) from $6.1 million (68% of revenue) the previous year. Gross margin for the nine months was 78% of revenue, up from the previous year's 63%.

Operating expenses of $5.4 million in the third quarter ended March 31, 2004 were lower by $2.1 million, or 28%, from $7.5 million in the previous year. For the nine months ended March 31, 2004 operating expenses were $16.5 million versus $23.5 million in the previous year, an improvement of $7.0 million or 30%.


During the third quarter of fiscal 2004, the Company completed a major equity financing with the issue of 5,000,000 common shares priced at $10.00 per share, for net proceeds of approximately $47.1 million. This financing has dramatically improved Cedara's financial position and enabled removal of Analogic Corporation's guarantee of Cedara's bank line of credit. Combined with positive cash flow from operations and strong profits during the quarter and year-to-date, it has significantly strengthened the company's balance sheet and liquidity position.


"I am extremely pleased to report the highest quarterly earnings in Cedara's history," said Abe Schwartz, Cedara's President and Chief Executive Officer. "The results achieved this quarter reflect our continued focus on improving the operational performance of the business."


Appointment of new CFO


Cedara also announced the appointment of Brian Pedlar as Chief Financial Officer of the company. Mr. Pedlar has been a member of Cedara's senior management team since October 2000 and, until recently, held the position of Director of Finance and Administration. He has over 12 years of public company, corporate finance and public accounting experience, gained at Cedara, Imax Corporation, Kraft Canada Inc. and in public accounting at Coopers & Lybrand (now PriceWaterhouseCoopers LLP). Mr. Pedlar is a Chartered Accountant and brings an in-depth knowledge of Cedara's business, products and marketplace to his role as CFO. He replaces Fraser Sinclair who left Cedara effective April 28, 2004.


"At this point in Cedara's recovery, I have come to the determination that this was the right time to effect a change in the financial leadership of the Company," said Mr. Schwartz. "Fraser Sinclair was brought on to Cedara at a very difficult and turbulent period for the Company. I want to thank him for his contribution and wish him well in his future endeavors."


Conference Call Information

The Cedara Software Corp. third quarter fiscal 2004 conference call and web cast to discuss results and corporate strategy is scheduled for 11:00 am EST on Thursday, April 29, 2004. The conference call can be accessed via audio web cast by visiting http://www.cedara.com/investors/teleconference_webcast.htm . Participants in the conference call are asked to dial 416-405-9328 or 1-800-387-6216, five to ten minutes prior to the April 29, 2004, 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight May 27, 2004. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 3034950.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara's advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography (CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.


Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


Three pages of consolidated financial statements follow:

CEDARA SOFTWARE corp.

Consolidated Balance Sheets
(In thousands of Canadian dollars)
-----------------------------------------------------------------------------------------------------------------
                                                                             March 31, 2004       June 30, 2003
-----------------------------------------------------------------------------------------------------------------
                                                                             (Unaudited)
-----------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                               $  46,037          $        -
     Accounts receivable                                                         8,106               5,551
     Inventory                                                                     364                 472
     Prepaid expenses and other assets                                           1,082                 876
-----------------------------------------------------------------------------------------------------------------
                                                                                55,589               6,899

Capital assets                                                                   2,276               2,568
Long-term investment                                                               472                 472
Goodwill                                                                         9,053               9,053
Intangible assets                                                                  459                 542
Deferred development costs                                                           -                 335
-----------------------------------------------------------------------------------------------------------------
                                                                             $  67,849          $   19,869
=================================================================================================================

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank indebtedness                                                       $       -          $    9,493
     Accounts payable and accrued liabilities                                    3,933               6,278
     Deferred revenue                                                            1,785                 532
     Current liabilities of discontinued operations                              1,505               2,460
-----------------------------------------------------------------------------------------------------------------
                                                                                 7,223              18,763

Convertible subordinated debentures                                                  -               2,851
Non-current portion of provision for loss on sublease                               57                 108

Shareholders' equity (deficiency):
     Capital stock                                                             158,044             106,328
     Warrants                                                                    3,000               3,260
     Contributed surplus                                                           260                   -
     Deficit                                                                  (100,735)           (111,441)
-----------------------------------------------------------------------------------------------------------------
                                                                                60,569              (1,853)

-----------------------------------------------------------------------------------------------------------------
                                                                             $  67,849          $   19,869
=================================================================================================================

CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

-----------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended        Nine Months Ended
                                                                      March 31                March 31
                                                                  2004         2003        2004         2003
-----------------------------------------------------------------------------------------------------------------
Revenue                                                      $  13,450    $   8,978   $   35,701   $  23,560

Direct costs                                                     2,737        2,851        7,708       8,735
-----------------------------------------------------------------------------------------------------------------

Gross margin                                                    10,713        6,127       27,993      14,825

Expenses:
     Research and development                                    1,971        2,517        6,385       7,022
     Sales and marketing                                         1,068          913        3,480       3,288
     General and administration                                  1,848        1,948        5,133       6,245
     Severance costs (recovery)                                     64          192         (120)      2,254
     Other charges                                                  22          944          240       1,716
     Amortization of intangible assets                              47          396          149       1,183
     Depreciation and amortization                                 409          598        1,262       1,806
-----------------------------------------------------------------------------------------------------------------
                                                                 5,429        7,508       16,529      23,514
-----------------------------------------------------------------------------------------------------------------

Income (loss) before interest expense                            5,284       (1,381)      11,464      (8,689)

Interest expense, net                                              156          232          758         886
-----------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations                         5,128       (1,613)      10,706      (9,575)

Income (loss) from discontinued operations                           -            -            -           -
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $   5,128    $  (1,613)  $   10,706   $  (9,575)
=================================================================================================================

Earnings (loss) per share from continuing operations:
     Basic                                                   $   0.20     $   (0.07)  $     0.43        $   (0.40)
     Diluted                                                 $   0.18     $   (0.07)  $     0.38        $   (0.40)


Earnings (loss) per share:
     Basic                                                   $   0.20     $   (0.07)  $     0.43        $   (0.40)
     Diluted                                                 $   0.18     $   (0.07)  $     0.38        $   (0.40)
=================================================================================================================


Weighted average number of shares outstanding - basic        26,007,932     24,157,621   24,723,842     24,157,621
Weighted average number of shares outstanding - diluted      28,749,093     24,157,621   28,047,148     24,157,621
=================================================================================================================



CEDARA SOFTWARE corp.


Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------
                                                                       Three Months Ended         Nine Months Ended
                                                                            March 31                   March 31
                                                                    2004            2003           2004         2003
-----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Net income (loss) from continuing operations               $    5,128        $  (1,613)    $  10,706    $  (9,575)
   Items not involving cash:
        Depreciation and amortization                                456              994         1,411        2,989
        Accretion of interest on convertible subordinated debentures   -               16            36           47
-----------------------------------------------------------------------------------------------------------------------
        Other                                                        (99)             610           241          301
                                                                   5,485                7        12,394       (6,238)
   Change in non-cash operating working capital:
        Accounts receivable                                          496             (217)       (3,372)         786
        Inventory                                                     20               74           108           80
        Prepaid expenses and other assets                            154              143          (206)         208
Accounts payable and accrued liabilities                             (42)            (739)       (2,379)       1,661
Deferred revenue                                                   1,116              314         1,253         (150)
-----------------------------------------------------------------------------------------------------------------------
                                                                   1,744             (425)       (4,597)       2,585
-----------------------------------------------------------------------------------------------------------------------
                                                                   7,229             (418)        7,797       (3,653)
Investing activities:
   Decrease in restricted cash                                         -                -             -          226
   Additions to intangible assets                                    (12)             (16)          (66)         (73)
   Additions to capital assets                                      (225)             (24)         (656)      (1,038)
-----------------------------------------------------------------------------------------------------------------------
                                                                    (237)             (40)         (722)        (885)
Financing Activities:
   Increase (decrease) in bank indebtedness                       (8,944)           2,066        (9,493)       5,913
   Issue of shares on exercise of options                            775                -         1,624            -
   Issue of shares on equity financing                            47,100                -        47,100            -
   Issue of shares on exercise of warrants                           105                -           105            -
   Repayment of other note payable                                     -           (1,025)            -            -
-----------------------------------------------------------------------------------------------------------------------
                                                                  39,036            1,041        39,336        5,913

-----------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing operations    46,028              583        46,411        1,375
Change in cash and cash equivalents from discontinued
   operations                                                          9             (583)         (374)      (1,375)
Cash and cash equivalents, beginning of period                         -                -             -            -
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      $   46,037        $       -     $  46,037       $    -
=======================================================================================================================




For further information, please contact:
Brian Pedlar, Chief Financial Officer
Cedara Software Corp., (905) 672-2100, brian.pedlar@cedara.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 29, 2004


                                                     CEDARA SOFTWARE CORP.




                                                     By:  /s/ BRIAN PEDLAR
                                                         -------------------
                                                     Brian Pedlar
                                                     Chief Financial Officer